ORIGINAL

0-27942

U.S. SECURITIES AND EXCHANGE COMMISSION

JUL 1 2002

Washington, D.C. 20549

FORM 11-K

02044807

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Commission file number: 0-27942

A. Full title of the Plan:

Commonwealth Bank Voluntary Investment Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Commonwealth Bancorp, Inc.
2 West Lafayette Street
Norristown, Pennsylvania 19401

5126

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Independent auditor's report

Statement of net assets available for plan benefits as of December 31, 2001 and 2000

Statement of changes in net assets available for plan benefits for the year ended December 31, 2001

Notes to financial statements

Independent auditor's report on supplemental information

Supplemental schedules

(b) Exhibits:

1 Financial statements required by Item 1(a)

23 Consent of Independent Public Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

COMMONWEALTH BANK VOLUNTARY INVESTMENT PLAN

PNC BANK, NA, TRUSTEE

July 1, 2002

By: Amy L. Miller

Amy L. Miller

Exhibit 1

Financial Statements

COMMONWEALTH BANK
VOLUNTARY INVESTMENT PLAN

FINANCIAL REPORT

DECEMBER 31, 2001

COMMONWEALTH BANK
VOLUNTARY INVESTMENT PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Compensation and Benefits Committee of the
Commonwealth Bank Voluntary Investment Plan
Norristown, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of the Commonwealth Bank Voluntary Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report, dated October 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Reading, Pennsylvania
June 25, 2002

Beard Miller Company LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at fair value:		
Commonwealth Bancorp, Inc. common stock	**$ 4,328,341**	$ 5,002,010
Money market funds	**251,984**	0
Mutual funds	**8,179,165**	9,400,688
Participant loans	**500,398**	532,544
	13,259,888	14,935,242
Receivables:		
Participants' contributions	**42,070**	46,242
Employer's contributions	**162,831**	83,568
	204,901	129,810
Net Assets Available for Plan Benefits	**$13,464,789**	$15,065,052

See notes to financial statements.

COMMONWEALTH BANK
VOLUNTARY INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2001
INVESTMENT INCOME	
Net appreciation in fair value of investments	$ 295,103
Interest and dividends	322,938
	618,041
CONTRIBUTIONS	
Participant	949,910
Employer	266,407
Rollovers	134,066
	1,350,383
BENEFITS PAID TO PARTICIPANTS	(3,567,018)
OTHER EXPENSES	(1,669)
Net Decrease	(1,600,263)
NET ASSETS AVAILABLE FOR PLAN BENEFITS - BEGINNING OF YEAR	15,065,052
NET ASSETS AVAILABLE FOR PLAN BENEFITS - END OF YEAR	$13,464,789

See notes to financial statements.

NOTE 1 - PLAN DESCRIPTION

The following description of the Commonwealth Bank Voluntary Investment Plan (the Plan) provides only general information. Participants should refer to the plan document as amended and restated effective as of July 1, 1997, together with amendments to the Plan document and to the summary plan description for more complete information.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Those eligible to participate in the Plan are salaried employees of Commonwealth Bank (the Bank) who have completed one year of service and have attained age 21.

Participation

An employee becomes a participant in the Plan on the first day of January or July following the date when age and service requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

Employee contributions are made from participants' pretax earnings at the election of the participant through payroll deduction. Contributions by any participant cannot exceed 15 percent of annual compensation up to the Internal Revenue Service (IRS) annual contribution limitation. Employees can elect to invest their contributions in either mutual or common trust funds or common stock of Commonwealth Bancorp, Inc. (the Bancorp).

The Bank matches up to 25% of the first 3% of a participant's elected contribution. The employee matching contributions are required to be retained in the Common Stock Fund until the employee reaches 55 years of age.

The Commonwealth Bank Board of Directors may make a discretionary contribution to the Plan on an annual basis. Each participant's allocation of this discretionary contribution is based on the participant's compensation as a percentage of the total compensation of all eligible participants. For the years ended December 31, 2001 and 2000, the Board of Directors authorized discretionary contributions of $162,831 and $83,568, respectively, which have been recorded as receivables in the accompanying financial statements.

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Contributions (Continued)

Descriptions of the funds available for investment, as taken from fund documents, during 2001 and 2000 are:

PNC Investment Contract Fund: A fund invested primarily in Guaranteed Investment Contract Funds which seeks to generate returns above the rates earned by money market funds while generally maintaining a stable principal value.

Fidelity Advisor Government Investment Fund: A fund invested primarily in securities backed by the full faith and credit of the U.S. government and its various agencies and instrumentalities. The fund has the flexibility to invest in government sectors on the basis of value, as well as economic and market conditions.

Fidelity Advisor Growth Opportunities Fund: A fund invested primarily in traditional growth stocks of companies with potential for above-average growth in earnings or sales.

Commonwealth Bancorp, Inc. Common Stock Fund: A fund invested in Commonwealth Bancorp, Inc. Common Stock.

Blackrock Balanced Fund: A fund invested primarily in equity and fixed income securities which seeks long-term capital appreciation from stocks and current income from bonds. The equity portion of the fund combines a value and growth style in an attempt to identify market opportunities; while the fixed income portion of the fund selects securities from across the entire investment grade spectrum.

Blackrock Small Cap Growth Fund: A fund invested primarily in small cap stocks which exhibit earnings growth rate prospects in excess of the benchmark average. The fund emphasizes investment in small companies with a market capitalization under $1 billion and seeks to select stocks with earnings growth momentum and relative price strength in the top 35 percent of their peer group.

Blackrock Index Equity Fund: A fund which invests all of its assets indirectly through The U.S. Large Company Series (the Index Master Portfolio) of The DFA Investment Trust Company, in the stocks of the S&P 500® Index using a passive investment style that seeks to replicate the returns of the S&P 500® Index. Generally, the fund seeks long-term capital appreciation.

Blackrock Money Market Fund: A fund invested in a broad range of short-term, high-quality, U.S. dollar-denominated instruments, including government, bank, commercial and other obligations which seeks high level of current income consistent with maintaining liquidity and stability of principal.

Janus Advisor Worldwide Fund: A fund invested primarily in a diversified portfolio of common stocks of issuers of any size. Generally, the fund emphasizes issuers with larger market capitalizations and seeks long-term growth of capital.

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Contributions (Continued)

American Century Income and Growth Fund: A fund that targets stock with a higher expected dividend yield and higher overall return potential. American Century normally invests in larger companies. This fund is more conservative than aggressive stock investments, but the fund is still subject to share-price volatility.

Life Insurance: Certain participants hold life insurance contracts which are allocated specifically to individual participants' accounts. Cash values and benefits accruing under these policies are excluded from assets available for plan benefits. These contracts are no longer an investment option. However, Universal Life Insurance contracts purchased before July 1990 will continue to be held by this Plan.

Participants' Accounts

Each participant's account is created with an allocation of various contributions, plan earnings (including unrealized appreciation or depreciation of plan assets), and forfeitures of the nonvested portion of terminated participants' employer profit sharing contributions.

Investment income is distributed to participants' accounts on a pro rata basis, taking into consideration the investment elections made by the participant.

Administrative Expenses

Certain plan-related expenses are paid by the Plan. All other administrative expenses, not paid by the Plan, are paid by the Bank.

Participant Loans

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans generally bear interest at the rate of prime plus two percent and are repaid over no more than five years, unless the loan provides funding for the purchase of the participant's principal residence.

Distributions to Participants

Distributions (lump sum or annuity) to retiring and terminated participants are generally made in the year following retirement or termination. Distributions due participants at December 31, 2001 and 2000, amounted to $482,001 and $704,730, respectively. The distributions due to participants are included in the net assets available for plan benefits in the accompanying financial statements.

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is 100% vested at all times in the participant's salary deferral account regardless of the number of years of service. Employer matching contributions also vest 100% immediately.

Participants become fully vested in their discretionary profit sharing allocations upon completion of 5 years of credited service. Those participants who terminate prior to the completion of 5 years of eligible service will forfeit 100% of their profit sharing allocations. Amounts forfeited from a participant's profit sharing account shall be reallocated to the profit sharing accounts of eligible participants. For the year ended December 31, 2001, forfeitures amounted to $21,350. Forfeitures for the year ended December 31, 2000 amounted $30,452.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments in common trust funds and mutual funds are recorded at the current unit value (which is based upon the fair value of the underlying securities), and include interest and dividends earned by the funds. Investments in the common stock of Commonwealth Bancorp, Inc. are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

The Plan's PNC Investment Contract Fund, a common trust fund, holds guaranteed investment contracts. These fully benefit-responsive contracts are included as investments in the accompanying financial statements for the year ended December 31, 2001. These guaranteed investment contracts, held by the PNC Investment Contract Fund, are stated at contract value, which approximates fair market value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments (Continued)

The difference between fair value and the purchase price during the year or beginning of year fair value is reflected in the statement of changes in net assets available for plan benefits as net appreciation in the aggregate fair value of investments.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment assets reported in the accompanying financial statements.

NOTE 3 - INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

		2001	2000
Money market fund		**$ 251,984**	$ 0
Commonwealth Bancorp, Inc. Common Stock Fund	*	**4,328,341**	5,002,010
Mutual funds:			
PNC Investment Contract Fund		**1,639,818**	1,524,487
Fidelity Advisor Growth Opportunities Fund		**2,530,943**	3,277,682
Janus Advisor Worldwide Fund (formally Janus Worldwide Fund)		**1,445,431**	1,939,485
Blackrock Small Cap Growth Fund		**790,963**	1,094,140
Other mutual funds		**1,772,010**	1,564,894
Participant loans		**500,398**	532,544
		$13,259,888	$14,935,242

* Portion of which is nonparticipant directed.

NOTE 3 - INVESTMENTS (CONTINUED)

The net appreciation (depreciation) in fair value of investments for each significant class of investments consists of the following for the year ended December 31, 2001:

Common stock	**$1,782,088**
Mutual funds	**(1,486,985)**
	$ 295,103

The only nonparticipant directed investment is in the sponsor's common stock. The administrator does not track the amount of the sponsor's common stock that is participant-directed and nonparticipant-directed. Information about the changes in net assets related to the sponsor's common stock for the year ended December 31, 2001 is as follows:

Changes in net assets:	
Contributions	**$268,517**
Interest and dividends	**152,335**
Net appreciation in fair value	**1,782,088**
Distributions to participants	**(2,310,627)**
Interfund transfers	**(565,982)**
	($673,669)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on April 20, 2000, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the PNC Investment Contract Fund, Blackrock Money Market Fund, Blackrock Balanced Fund, Blackrock Small Cap Growth Fund and Blackrock Index Equity Fund that is managed by the Trustee; therefore, related transactions qualify as party-in-interest transactions. The Plan holds stock of the plan sponsor and, therefore, related transactions also qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	
	2001	**2000**
Net assets available for plan benefits per the financial statements	**$13,464,789**	$15,065,052
Cash surrender value of life insurance policies	**20,940**	18,902
Accrued benefits payable	**(482,001)**	(704,730)
Net Assets Available for Plan Benefits per Form 5500	**$13,003,728**	$14,379,224

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	**$3,567,018**
Amounts allocated to withdrawing participants at December 31, 2001	**482,001**
Amounts allocated to withdrawing participants at December 31, 2000	**(704,730)**
Benefits Paid to Participants per the Form 5500	**$3,344,289**

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Compensation and Benefits Committee of the
Commonwealth Bank Voluntary Investment Plan
Norristown, Pennsylvania

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of (1) assets held for investment purposes, and (2) reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reading, Pennsylvania
June 25, 2002

Beard Miller Company LLP

FORM 5500 - SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 23-2760253
PN: 002

December 31, 2001

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)
*	Blackrock Money Market Fund	Money Market	N/A	$ 251,984
*	PNC Investment Contract Fund	Common Trust Fund	N/A	1,639,818
*	Commonwealth Bancorp, Inc. Common Stock 194,615.68 shares; .10 par value	Common Stock	2,207,571	4,328,341
	Fidelity Advisor Growth Opportunities Fund	Mutual Fund	N/A	2,530,943
	Fidelity Advisor Government Investment Fund	Mutual Fund	N/A	497,122
	American Century Income and Growth Fund	Mutual Fund	N/A	567,718
*	Blackrock Small Cap Growth Fund	Mutual Fund	N/A	790,963
*	Blackrock Balanced Fund	Mutual Fund	N/A	641,491
*	Blackrock Index Equity	Mutual Fund	N/A	65,679
	Janus Advisor Worldwide Fund	Mutual Fund	N/A	1,445,431
	Participant loans	7% - 11%	N/A	500,398
	Total Investments			$13,259,888

* Party-in-interest.
** Historical cost, except for Commonwealth Bancorp, Inc. common stock, has not been presented as investments are participant directed.

COMMONWEALTH BANK
VOLUNTARY INVESTMENT PLAN

FORM 5500 - SCHEDULE H - LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 23-2760253
PN: 002

Year Ended December 31, 2001

Identity of Party Involved (a)	Description of Transactions (b)	Number of Purchases	Number of Sales	Purchase Price (c)	Selling Price (d)	Expense Incurred (f)	Cost of Asset (g)	Net Gain (Loss) (i)
Commonwealth Bank	Commonwealth Bancorp, Inc. common stock	125	201	$1,156,594	$2,285,949	$0	$1,495,361	$790,588

Exhibit 23

Consent of Independent Public Accountants

CONSENT OF BEARD MILLER COMPANY LLP

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 333-07107) of our report, dated June 25, 2002, relating to the financial statements of Commonwealth Bank Voluntary Investment Plan, included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Beard Miller Company LLP

Reading, Pennsylvania
June 25, 2002